SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)
                           (Amendment No. 2)(1)

                      CSG Systems International, Inc.
                    ----------------------------------
                             (Name of Issuer)

                       Common Stock, $.01 par value
                    ----------------------------------
                      (Title of Class of Securities)

                                 126349109
                              --------------
                              (CUSIP Number)

                               April 8, 1998
                               -------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)



------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126349109                   13G                   Page 2 of 7 Pages
-------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Capital Partners III, Inc.
               13-3720548

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             1,983
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           1,983

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,983

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.01%

12  TYPE OF REPORTING PERSON*

    CO; IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 126349109                   13G                   Page 3 of 7 Pages
-------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Dean Witter & Co.
                    36-3145972

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             1,983
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           1,983

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,983

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.01%

12  TYPE OF REPORTING PERSON*

    CO; IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           CSG Systems International, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           Business address:
           -----------------
           7887 East Belleview Ave.
           Suite 1000
           Englewood, Colorado  80111

           Mailing address:
           ----------------
           5251 DTC Parkway
           Suite 625
           Englewood, Colorado 80111

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

           Morgan Stanley Capital Partners III, Inc. ("Capital Partners")

           Morgan Stanley Dean Witter & Co. ("Morgan Stanley")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of Capital Partners is 1221 Avenue of the Americas, New York, New York 10020. The address of the principal business office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

Item 2(c). Citizenship:

           The citizenship of each of Capital Partners and Morgan Stanley is Delaware.

Item 2(d). Title of Class of Securities:

           This statement relates to the Company's Common Stock, $.01 par value per share.

Item 2(e). CUSIP Number:

           126349109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)   [ ]   Broker or dealer registered under Section 15 of the
                       Act,

           (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

           (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of
                       the Act,

           (d)   [ ]   Investment Company registered under Section 8 of the
                       Investment Company Act,

           (e)   [ ]   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

           (f)   [ ]   Employee Benefit Plan, Pension Plan, Pension Fund
                       which is subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or Endowment
                       Fund; see 13d-1(b)(1)(ii)(F),

           (g)   [ ]   Parent Holding Company, in accordance with Rule
                       13d-1(b)(1)(ii)(G); see Item 7,

           (h)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

           Not Applicable

Item 4.    Ownership.  (a) Amount Beneficially Owned:

         The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in Item 4(c) below.

         Capital Partners owns beneficially 1,983 shares of Common Stock as of December 31, 1998. Morgan Stanley, as the sole shareholder of Capital Partners, controls the actions of Capital Partners, and therefore may be deemed to own beneficially 1,983 shares of Common Stock as of December 31, 1998.

         Morgan Stanley Venture Capital II, Inc. and MSCP III, L.P. have ceased to own any shares of Common Stock as of December 31, 1998.

         (b)      Percent of Class:2

                  Morgan Stanley Capital
                       Partners III, Inc.                            0.01%

                  Morgan Stanley Dean Witter & Co.                   0.01%
--------
2 Based on the 25,689,881 shares of Common Stock reported to be outstanding in the report on Form 10-Q filed for the quarter ended September 30, 1998.

           (c)   Number of shares as to which such person has:

==========================================================================================================
                                  (i)                 (ii)                 (iii)                 (iv)
                             Sole power to        Shared power         Sole power to         Shared power
                              vote or to          to vote or to        dispose or to      to dispose or to
                            direct the vote      direct the vote         direct the           direct the
                                                                       disposition of      disposition of
----------------------------------------------------------------------------------------------------------
Morgan Stanley                   - 0 -                 1,983              - 0 -                1,983
Capital Partners III,
Inc.
----------------------------------------------------------------------------------------------------------
Morgan Stanley                   - 0 -                 1,983              - 0 -                1,983
Dean Witter & Co.
==========================================================================================================

Item 5.    Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           N/A

Item 8.    Identification and Classification of Members of the Group.

           N/A

Item 9.    Notice of Dissolution of the Group.

           N/A

Item 10.   Certification.

           N/A

                                 SIGNATURE
                                 ---------

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 16, 1999
                                       MORGAN STANLEY CAPITAL
                                          PARTNERS III, INC.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Secretary


                                       MORGAN STANLEY DEAN WITTER & CO.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 10001).